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 FORM 3                                        OMB APPROVAL
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                                       OMB Number:       3235-0104
                                       Expires: September 30, 1998
                                       Estimated average burden
                                    .  hours per response .... 0.5
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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

   Highfields Capital Ltd.
- ---------------------------------------------------
   (Last)          (First)              (Middle)

c/o Goldman Sachs Cayman Trust Limited
P.O. Box 896 G.T., Harbour Centre, 2 Fl.
N. Church Street
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                   (Street)

George Town, Grand Cayman, Cayman Islands, B.W.I.
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   (City)           (State)               (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   10/1/98
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Issuer Name and Ticker or Trading Symbol

   Laser Mortgage Management, Inc. LMM
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



5. Relationship of Reporting Person to Issuer (Check all applicable)

   [ ] Director
   [x] 10% Owner
   [ ] Officer (give title below)
   [ ] Other (Specify below)

                             1
                        Group
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6. If Amendment, Date of Original (Month/Day/Year)

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7. Individual or Joint/Group Filing (Check applicable line)

   [x] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person
- ----------------------------------------------------------------------------

TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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1. Title of Security 2. Amount of     3. Ownership      4. Nature of Indirect
   (Instr. 4)           Securities       Form:             Beneficial
                        Beneficially     Direct (D)        Ownership
                        Owned            or Indirect       (Instr. 5)
                        (Instr. 4)       (I) (Instr. 5)


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
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common stock             3,258,400             D
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

* If the Form is filed by more than one Reporting Person, SEE instruction 5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
(Print or Type Responses)

                                                                        (Over)
                                                               SEC 1473 (7-96)

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
(E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security  2. Date Exercisable and  3. Title and Amount
   (Instr. 4)                       Expiration Date          of Securities
                                    (Month/Day/Year)         Underlying
                                 -----------------------     Derivative
                                     Date     Expiration     Security
                                 Exercisable      Date       (Instr. 4)
                                                          --------------------
                                                            Title  Amount or
                                                                   Number of
                                                                    Shares
------------------------------------------------------------------------------
------------------------------------------------------------------------------

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4. Conversion or   5. Ownership Form of       6. Nature of Indirect
   Exercise Price     Derivative Security:       Beneficial Ownership
   of Derivative      Direct (D) or              (Instr. 5)
   Security           Indirect (I) (Instr. 5)

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
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

Explanation of Responses:


**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Explanation of Responses:
Note 1 The Reporting Person may be considered a "group" with Jonathon S. Jacobson, Richard L. Grubman, Highfields Associates LLC and Highfields Capital Management LP, but disclaims beneficial ownership of any securities owned by such other persons.

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.

DATED:  April 16, 1999
                                                       2
                                 /s/ Kenneth H. Colburn
                                 For Highfields Capital Management LP,
                                 Investment Manager of Highfields Capital Ltd.

Note 2

                  RESOLUTION OF THE MANAGING MEMBERS

                         AUTHORIZATION TO SIGN
                           REGULATORY REPORTS

          The undersigned, being the Managing Members of Highfields Associates LLC and Highfields GP LLC, the general partner of Highfields Capital Management LP, each a Delaware limited liability company (the "Companies"), recognizing the need for the prompt preparation and execution of reports required by various regulatory authorities, do hereby adopt the following resolution and consent to the actions to be taken thereby:

          RESOLVED, that Kenneth H. Colburn ("Colburn") is authorized to sign on behalf of the Companies all reports, applications, filings and correspondence in connection with reporting requirements ("Regulatory Reports") of any and all federal regulatory authorities, including the Commodity Futures Trading Commission, the Securities and Exchange Commission and the Interstate Commerce Commission, and of any and all foreign, state, United States territorial and local regulatory authorities. Regulatory reports do not include any documents specifically required to be signed by one or both of the Managing Members or a chief executive officer of the Companies, or agreements, consents or authorizations to act on behalf of the Companies. However, Colburn is authorized to sign any resolution or consent appearing on any Regulatory Report with respect to appointing the signatory thereof.


                                       /s/Jonathon S. Jacobson
                                      ---------------------------
                                      Jonathon S. Jacobson
                                      Managing Member


                                      /s/Richard L. Grubman
                                      ---------------------------
                                      Richard L. Grubman
                                      Managing Member

                                      Date:  March 19, 1999